Exhibit 99.1

XPENG Announces Vehicle Delivery Results for March and First Quarter 2024

GUANGZHOU, China, April 1, 2024 - XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for March and the first quarter of 2024.

In March 2024, XPENG delivered 9,026 Smart EVs, representing a 99% increase over the prior month and a 29% increase year-over-year. The XPENG X9 maintained its position as the top-selling all-electric MPV in China, with 3,946 units delivered in March and nearly 8,000 units delivered since its launch. Overall, XPENG delivered 21,821 Smart EVs in the first quarter of 2024, a 20% increase from last year.

Additionally, the monthly active user penetration rate of XNGP in urban driving scenarios reached 82%. The unlimited XNGP function was further rolled out to a broader base of experienced ADAS users across China. Furthermore, the XNGP nationwide routes for all users, which have undergone rounds of accredited safety testing by XPENG teams, are also expanding to provide an enhanced user experience.

In March, the Company announced strategic partnerships with leading car dealer groups in Thailand, Singapore, and Malaysia, paving the way for the launch of its right-hand drive G6 model. It also officially entered the German market by introducing two Smart EV models, the launch edition of the G9 SUV and the P7 sedan. These initiatives are part of XPENG’s broader plan to further penetrate global markets, including France, Italy, and the UK.

XPENG plans to unveil its new brand at the upcoming Auto China Show in Beijing later this month, showcasing smart driving in the era of AI-defined mobility.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.